CONSENT OF QUALIFIED PERSON

TO: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR)

Re: Technical Report Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project, dated December 22, 2009 (the "Report") prepared for Aurizon Mines Ltd. by BBA Inc. ("BBA Inc.")

On behalf of BBA Inc., pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2010 (the "AIF") and to BBA Inc. being named in the AIF.

The undersigned, on behalf of BBA Inc., confirms that I have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledge that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2010 (the "Form 40-F") and consent to BBA Inc. being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2011.

Angelo Grandillo (Seal or Stamp)
Signature of Qualified Person

ANGELO GRANDILLO
Print Name of Qualified person